WellQuest Medical & Wellness Corporation
3400 SE Macy Rd, #18
Bentonville, Arkansas 72712

October 14, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:	Jeffrey Riedler, Assistant Director Division of Corporation Finance

Michael Reedich, Esq. Jennifer Riegel, Esq. Christine Allen Carlton Tartar

Re:	WellQuest Medical & Wellness Corporation Registration Statement on Form S-1/A File No. 333-149260 Amended Registration Statement filed September 9, 2008

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated September 23, 2008 (the "Comment Letter") relating to the amended Registration Statement on Form S-1/A (the "Registration Statement") of WellQuest Medical & Wellness Corporation (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 3 to the Company's Registration Statement.

General

1.
We note your response to prior comment 1 and that you did not file a copy of your amendment to your certificate of incorporation that you discuss on page F-19. Please file a copy of the amendment as an exhibit to the registration statement.

Response

The amendment to our certificate of incorporation has been filed with this amendment.  It was inadvertently left off the last filing due to a clerical omission.

Securities and Exchange Commission
October 14, 2008

Table of Contents

2.
We reissue prior comment 4. Please revise your disclosure to delete the entire disclaimer regarding market and industry data and forecasts or revise your disclosure to state that you are responsible for the statistical information included in the prospectus.

Response

We have deleted the disclaimer regarding the market and industry data.

Prospectus Summary, page 1

The Offering, page 2

3.
You state that the series A convertible preferred stock outstanding may be converted into 13,472,250 shares of common stock (page 2), 9,360,000 shares of common stock (page 11) and that there are 37,440 series A shares outstanding, which based on the current conversion price disclosed on page 39 is equivalent to 9,243,520 shares of common stock (page F-20). Please revise your disclosure to remove these inconsistencies.

Response

We have revised our disclosure throughout the registration statement to be consistent that we have 37,440 shares of Series A Convertible Preferred Stock issued and outstanding that are convertible into 9,360,000 shares of common stock.  In addition, we have revised our disclosure throughout to reflect conversion price of the preferred stock as $0.08888, instead of the $0.09, which was a rounded number resulting from the stock split earlier this year.

4.
You also state that the outstanding convertible debentures may be converted into 843,750 shares of common stock (page 2) and 4,956,000 shares of “Class A” preferred stock (pages 11, 40 and F- 14). Please revise to remove this inconsistency.

Response

We have revised our disclosure throughout the prospectus to state that the outstanding convertible debentures may be converted into 4,956,085 shares of common stock.

5.
In addition, please clarify whether you have a separate “Class A” preferred stock, or whether your disclosure on pages 40 and F-14 intended to reference to your series A preferred stock. If you do have a separate “Class A” preferred stock, please revise your disclosure to disclose the voting rights, conversion rights, dividend rights and other materials terms, rights and preferences of this stock. Alternatively, if the outstanding convertible debentures are convertible into series A preferred stock, please disclose the number of shares of common stock which those shares will be convertible into. For example, based on your disclosure on pages 39 and 40, it appears that 4,956,000 shares of series A preferred stock would be convertible into approximately 1,223,581,333 shares of common stock. Please revise your disclosure accordingly.

Securities and Exchange Commission
October 14, 2008

Response

We have revised our disclosure to change “class” to “series” as they both refer to the same securities.  In addition, we have revised the conversion price to $22.22.

6.
We note that you disclose on page F-19 that your 2008 stock plan authorizes 5,000,000 shares of your common stock and that you have granted options to purchase 500,000 shares. Please revise your disclosure in footnote 1 and on page 40 to disclose this option grant.

Response

We have revised our disclosure to disclose that we have issued options to purchase 500,000 shares of common stock, of which 166,667 are currently outstanding.

Risk Factors, page 3

Risks Relating to Our Common Stock, page 10

“The issuance of shares upon conversion of our series A convertible preferred stock and convertible notes…” page 11

7.
We are reissuing prior comment 13. Despite the fact you indicated in your response that you revised your risk factor, we note you did not actually revise your risk factor. Please revise your risk factor to disclose the risk of suffering substantial dilution if the conversion price of your series A preferred stock resets upon the company’s issuance of securities at lower than the $0.09 per share initial conversion price.

Response

We have revised our disclosure to state, “In addition, the conversion price of the outstanding series A convertible preferred stock will decrease if we issue securities below the then current conversion price, which would result in the number of shares of common stock issuable upon conversion to increase, resulting in substantial dilution to the purchasers of our common stock.”

Securities and Exchange Commission
October 14, 2008

Business, page 24

Future Development, page 30

8.	We note in your response to prior comment 18 you disclose that since April 2008, days sales outstanding have decreased significantly. Please quantify this decrease.

Response

We have modified the disclosure to read, “Since the hiring of these positions in April 2008, days sales outstanding have decreased significantly, providing evidence that collection of accounts receivable has improved.  Days sales outstanding have decreased from 48 days to 42 days on December 31, 2007 and June 30, 2008, respectively.  A detailed calculation of days sales outstanding can be found in the Management’s Discussion and Analysis of Financial Condition and Plan of Operations section of this document.”

Management, page 33

9.
We are reissuing in part prior comment 20. It appears that the independence standards which you are using, the Marketplace Rules of The NASDAQ Stock Market, contain independence requirements for the committees of the board. Pursuant to Item 407(a) of Regulation S-K, please identify each member that is not independent under such committee independence standards. See pages 171-172 of SEC Release 33-8732A dated August 29, 2006. Please revise accordingly.

Response

We have revised our disclosure to state as follows:

“We are not required to have any independent members of the Board of Directors. The board of directors has determined that Messrs. Swift, Rice and O’Connor have relationships which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and each is not an “independent director” as defined in the Marketplace Rules of The NASDAQ Stock Market.  As we do not have any board committees, the board as a whole carries out the functions of audit, nominating and compensation committees, and such “independent director” determination has been made pursuant to the committee independence standards.”

Balance Sheet, page F-3

10.
It appears that there are insufficient authorized shares of preferred stock to account for a potential conversion of the subordinated convertible debentures disclosed in Note 5. Long -Term Debt. Please disclose how the debt holder can exercise the conversion option if there are not sufficient preferred shares or further advise us.

Securities and Exchange Commission
October 14, 2008

Response

We have amended our Certificate of Designation of Voting Powers and Rights of series A convertible preferred stock to increase the authorized number of shares from 50,000 to 75,000, which is sufficient to allow for the full conversion of the subordinated convertible debentures.

Note 1. Organization and Business Description and Management’s Plans, page F-7

Principles of Consolidation, page F-7

11.
We acknowledge your response to our prior comment 25. Based on your disclosures, from all proceeds received from Northwest Arkansas Primary Care Physicians (NWACP) you pay all compensation for the employees of NWACP and all expenses associated with the conduct of the practice. You then receive a monthly management fee of 7.5% from the NWACP revenue after all loans and interest are paid. You also receive “a performance bonus as a share of any practice operating profits after physician compensation and all practice operating expenses are paid.” Please disclose what happens to the remaining share of operating profits after your performance bonus is paid, who receives it, how it is accounted for and where it is recorded.

Response

We have added the following to our disclosure, “Because Northwest Arkansas Primary Care Physicians, P.A. currently has outstanding loans due to WellQuest of Arkansas, 80% of any remaining profits are used to reduce the debt.  The remaining 20% of any remaining profits are paid or payable to the owners of Northwest Arkansas Primary Care Physicians, P.A.  Once the debt has been repaid in full, remaining profits will be paid or payable to Northwest Arkansas Primary Care Physicians, P.A.

Because the accounts of Northwest Arkansas Primary Care Physicians, P.A. are consolidated with ours, loans to fund Northwest Arkansas Primary Care Physicians, P.A.’s operating losses are eliminated and reported as expenses in the consolidated financial statements.  Operating profits of Northwest Arkansas Primary Care Physicians, P.A. used to reduce its debt to WellQuest are eliminated and reported as operating profits in the consolidated financial statements.  For each period presented, Northwest Arkansas Primary Care Physicians, P.A.’s profits paid or payable to its owners are reported as physician compensation in clinic direct expenses.”

Securities and Exchange Commission
October 14, 2008

Note 2. Summary of Significant Accounting Policies, page F-8

Share-Based Payment, page F-11

12.
We acknowledge your response to our prior comment 26. Since $45,000 of compensation expense was attributed to the 506,250 shares issued to Mr. Rice in November 2007, it appears that $1,626 was recorded relating to the other 2.5 million shares that were issued in October 2007, representing a value of $.00065 per share. We do not believe that it is reasonable for a large number of shares to be issued at immaterial fair value when shares were issued one month later at a fair value of $.09 per share, for which the value is corroborated by the concurrent private placement. Accordingly, it would appear that the financial statements should be revised to value the 2.5 million shares at $.09 per share, or 225,000, rather than $1,626. Please advise and revise the financial statements as appropriate.

Response

We have revised our financial statements to reflect the shares issued at $0.08888 per share.

Note 5. Long-Term Debt, page F-13

13.
You disclose that you issued subordinated convertible debentures with detachable warrants at various times during 2006 and 2007. Please disclose each issuance of convertible debt with detachable warrants issued during 2007 and 2006. In your disclosures please include the issuance dates, the amount of debt incurred in each issuance, and the values assigned to the warrants in each issuance. Please ensure that your disclosures reconcile to the financial statements and notes accordingly.

Response

We have revised our disclosure to disclose each issuance of the subordinated convertible debentures and included the issuance dates, the amount of debt incurred in each issuance, and the values assigned to the warrants in each issuance

14.
We acknowledge your response to our prior comment 29. We continue to believe that there is a beneficial conversion feature that you are required to account for in accordance with EITF 00-27. We do not understand the relevance of your statement that “the embedded conversion instrument was deemed non beneficial to the holder since they cannot both convert the debenture and exercise the warrant.” Please tell us the specific accounting literature that supports your conclusion that this contractual provision eliminates the requirement to account for the beneficial conversion feature. Otherwise, the value of the beneficial conversion feature should be determined by first calculating the effective conversion price, then the intrinsic value of the conversion option as set forth in paragraph 7 of EITF 00-27. It appears that the effective conversion price would be less than the conversion price of $.09 a share resulting in a beneficial conversion feature. Please provide us with a detailed analysis following each step in paragraphs 6-7 of EITF 00-27 (starting with the fair values assigned to the debenture and warrants) for how you evaluated this instrument, and revise the financial statements as appropriate.

Securities and Exchange Commission
October 14, 2008

Response

In accordance with paragraph 5 of EITF 00-27, the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option.  An issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.  Then, the Issue 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

We issued subordinated debentures with detachable warrants and considered the guidance contained in EITF 00-27 when accounting for these instruments.  The terms of our convertible debenture provide that the holder may either exercise the conversion feature OR exercise the warrants, but not both.

This debenture agreement reads, in part, as follows:

“In the event of the exercise of the Warrant (which, pursuant to its terms, is exercisable in its entirety only), then the Warrant shall be surrendered to the Company, and the conversion feature of the Debenture shall lapse without any further action on the part of the Company.  In the event of the exercise of the Warrant, the Company shall have the right to require the Holder to submit this Debenture to the Company, in exchange for an identical debenture in all respects other than the convertibility feature.”

When comparing the convertible debt instrument issued by the Company to the fact situation outlined in paragraphs 6 & 7 of EITF 00-27, we determined that paragraphs 6 & 7 represent a different situation in that the holder of the instruments in paragraphs 6 & 7 can exercise BOTH the convertible debt instrument and the detachable instrument, whereas our debt instrument allows for conversion OR warrant exercise, BUT NOT BOTH  As such, we do not believe that paragraphs 6 & 7 provide adequate guidance in our circumstance.  We believe it would be an incorrect application of EITF 00-27 to allocate value to both the embedded conversion feature and the warrants because both of these features are not available to holders of the instrument.

The debentures are convertible into Series A convertible preferred stock at $22.22 per share.  Any preferred shares issued as a result of converting the subordinated debentures, are likewise convertible into common stock of the Company at a conversion price of $0.08888 per share.  The detachable warrants allow the holder to purchase a designated number of common shares of the Company at an exercise price of $.01 per common share.

Securities and Exchange Commission
October 14, 2008

Since the holder may either exercise the conversion feature OR exercise the warrants, but not both, we evaluated which of the exercise options would be most beneficial to the holder and recorded the feature we determined to be more beneficial.

We valued the warrant using the Black-Scholes option-pricing model assuming an underlying stock price of $0.08888 per share, exercise price of $.01 per share, volatility ranging from 50% to 200%, and risk-free rates ranging from 4.18% to 5.05%.  The resulting value assigned to the warrants was approximately $92,000 and $85,000 for the years ended December 31, 2007 and 2006, respectively.

We next evaluated whether the embedded conversion option within the subordinated debentures was beneficial (had intrinsic value) to the holder.  Should the holder elect to convert the subordinated debentures, the warrants would have no value to the holder.  This would result in the effective conversion price being equal to the actual conversion price.  We determined that the embedded conversion feature has no intrinsic value to the holder.

Since the value of the detachable warrant exceeds of the value of the conversion feature, we accounted for the warrant as reflected in Note 5 to the financial statements.

Note 8. Common Stock, page F-17

15.
Please provide us with information supporting how you calculated the amount of shares of common stock reserved for future issuance. Clarify the amount of each class of convertible security that is currently outstanding (e.g. – convertible debentures, Series A preferred stock, etc), whether each security is convertible into preferred stock or common stock (or both), the conversion rate after adjustment for any stock splits, and any supporting calculations and assumptions. For example, if the subordinated convertible debentures are convertible into Class A preferred stock as indicated by your disclosure on page F-14, please tell us whether the 4,956,000 shares of common stock shown on page F-17 assume the conversion of the debentures into Class A preferred stock and then the conversion of the Class A preferred stock into common stock. Alternatively, if the Class A preferred stock is convertible directly into common stock, revise your disclosure to indicate this. Note that if a class of security is convertible into more than one type of security, your disclosure should reflect the highest number of shares of common stock that the security can be converted into.

Response

We have revised the disclosure to clarify that the shares related to the subordinated convertible debentures are shares that are convertible into shares of our series A convertible preferred stock, which are then convertible into shares of our common stock.  We have also amended the disclosure to provide a calculation of the shares reserved for future issuance.

Securities and Exchange Commission
October 14, 2008

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ STEVE SWIFT Steve Swift President